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
                            PHOENIX LIFE INSURANCE COMPANY
                      LOGO  A Stock Company
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WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT AND TERMINAL ILLNESS

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
                         Owner:           [John Doe]

                         Contract Number: [13000000]

                         Effective Date:  [05/01/2008]
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This endorsement is part of the contract to which it is attached. It is effective on the date specified above. There is no charge for this endorsement. Except as otherwise stated below, this endorsement is subject to all of the provisions contained in the contract.

Nursing Home Waiver

Prior to the Maturity Date, you may withdraw a portion or surrender all of your Contract Value, without a surrender charge/contingent deferred sales charge, provided that:

a. more than one year has elapsed since the Effective Date of this endorsement; and

b. the surrender is requested within two years of the Owner's admission into a Licensed Nursing Home Facility; and

c. the Owner has been confined to a Licensed Nursing Home Facility for at least the preceding 120 days.

A Licensed Nursing Home Facility is defined as a state licensed hospital or state licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis. You must provide us with satisfactory evidence of confinement by Written Notice.

Terminal Illness Waiver

Prior to the Maturity Date, you may withdraw a portion or all of your Contract Value, without a Surrender Charge/Contingent Deferred Sales Charge, provided that we receive proof, satisfactory to us of the Owner's Terminal Illness. Terminal illness is defined as an illness or condition that is expected to result in the Owner's death within six months.

                         Phoenix Life Insurance Company

                               /s/ John H. Beers
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                                  [Secretary]